Exhibit 99.1

YUKON-NEVADA GOLD CORP. REPORTS YEAR-END RESULTS FOR 2009

Vancouver, BC – April 1, 2010 – Yukon-Nevada Gold Corp. (“YNG” or the “Company”) (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) announces its results for the fourth quarter and year ended December 31, 2009. This information should be read in conjunction with the Company’s annual financial statements, notes to the financial statements and Management’s Discussion and Analysis. All amounts in this news release are in US dollars, unless otherwise stated.

For the year-ended December 31, 2009 the Company recorded a net loss of $42.7 million. This loss resulted and continued to be hampered by several shutdowns during the year of its wholly owned subsidiary, Queenstake Resources USA Inc., resulting in $10.6 million in shutdown costs, and the discovery of a significant shortfall in the ending stockpiles based on reported production during the year. The impact of this shortfall was recorded in the fourth quarter as the Company completed its analysis of the year-end stockpile inventory.

During the temporary shutdowns of Queenstake Resources USA Inc. the focus was on upgrading the milling facility and the installation of a state-of-the-art calomel based mercury emission control system at Jerritt Canyon in Nevada. As well, significant effort was put into the development of a long term strategy to comply with the requirements of the Consent Decree work program as well as toward increasing ore sources to increase throughput for the mill.

At Ketza River, the Company continued compiling data and completing core sampling. A geophysical survey was also completed in the area on three, four kilometer lines, identifying a target on the Shamrock zone at a greater depth than previous drilling programs carried out and also identifying a new target in an area not previously explored. The Company is currently drilling in these target areas in order to better define the identified targets.

“Jerritt Canyon is showing a steady improvement since the positive stack test results reported earlier this month and since mining has commenced at the Smith Mine”, said Robert Baldock, President and CEO. He added, “Throughput has increased at the milling facility nearing a steady state of production and we are well on our way to meet our target of 150,000 ounces at a cash cost of $465 once the Company can announce it has reached sustainable steady state of production. A scheduled annual maintenance shutdown of the milling facility together with installation of certain new and replacement equipment is due in May 2010. Shortly after re-starting the company is expecting to be able to announce that steady state sustainable production has been reached”.

Operating and Financial Highlights

  The Company produced 9,770 ounces of gold during the year ended December 31, 2009.
  During 2009 the Jerritt Canyon process mill operated for 130 of 365 days as a result of stop orders in place from the Nevada Division of Environmental Protection (“NDEP”). These stop orders were issued due to environmental concerns and authorization to restart required detailed plans on how these concerns would be addressed. On October 20, 2009, with these detailed plans in place and approved by the NDEP, and many plan items already completed, the Company was able to restart operations under the Consent Decree order.

  In a significant move to address these environmental concerns, the Company completed the installation of a calomel emission system which is used to control mercury emissions as wells as related measurement instrumentation on July 20, 2009. The calomel system is state of the art technology and has passed the targets set by the NDEP by a significant margin in independent tests taken since the October startup. The Company has also carried out significant overhauls and upgrades of many key components of the roaster, leach circuit, thickener and other sections of the mill.
  The Company had a loss of $42.7 million in 2009, compared to a loss of $105.4 million in 2008. In the second quarter of 2009, Queenstake Resources dismissed from the site Golden Eagle International Inc (“Golden Eagle”), who was acting as the operator of the facility. A number of discrepancies have subsequently been discovered in the records that were provided, including a significant shortfall in the stockpiles that were reported as processed as well as the ounces that were reported to be in circuit at the time of the June 2009 shutdown, contributing to the significant loss in 2009.

Details of the Company's financial results are described in the unaudited consolidated financial statements, and management's discussion and analysis, which will be available on SEDAR, www.sedar.com and the Company's website, http://www.yukon-nevadagold.com/s/FinancialStatements.asp.

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Arizona and Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

Yukon-Nevada Gold Corp.	CHF Investor Relations
Nicole Sanches	Jeanny So
Investor Relations Manager	Director of Operations
Tel: (604) 688-9427	Tel: (416) 868-1079 ext. 225
Email: nicole@yngc.ca	Email: jeanny@chfir.com
www.yukon-nevadagold.com	www.chfir.com

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.